INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

December 30, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of Braddock Multi-Strategy Income Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on December 28, 2015 and December 30, 2015 on the Registrant’s registration statement filed on Form N-1A with respect to Braddock Multi-Strategy Income Fund (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment No. 719 to the Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

SUMMARY SECTION

Principal Investment Strategies
1.	Please confirm in your response letter that asset-backed securities will be evaluated on a case-by-case basis in determining their liquidity.

Response: The Registrant confirms that the liquidity for asset-backed securities will be determined on a case-by-case basis. The Registrant would like to amend its response to item number 4 previously submitted on December 23, 2015 in response to the following comment: “State in the response letter whether the Fund’s investments in asset-backed securities, including CLOs and CDOs, are liquid and explain the Advisor’s basis for determining liquidity of these securities.”

The large majority of the asset-backed securities in which the Fund intends to invest are expected to be considered liquid. The liquidity of the asset-backed securities in which the Fund invests are determined on a case-by-case basis. The combined asset-backed debt securities markets have multiple trillions of dollars of outstanding issuance. Liquidity exists across the vast majority of the market for a variety of reasons. An important driver of liquidity is that the primary investors in the market are institutional in nature. These entities (money managers, insurance companies, banks, etc.) have sophisticated investment modeling, investment, and risk management skills. While their allocations across global investment opportunities may vary over time, these market participants have consistent long term investing demand in the asset backed debt markets. Liquidity in the asset backed debt markets is similar across established asset classes: RMBS, Commercial Mortgage Backed Securities, CLOs, traditional Asset Backed Securities; with settlement typically being trade date plus three days.

The Sub-advisor monitors trading volume and levels through both the daily posts of trading information in the markets and through FINRA’s TRACE system. TRACE data covers significant portions of the pre and post financial crisis asset backed debt securities markets. For example, since June 2013, the average monthly volume (current par amount of bonds) of trades in non-agency RMBS has been $28 billion.

With respect to CLOs, some may be liquid; others may be determined to be illiquid. To extent some asset-backed securities, including CLOs, are considered illiquid, the Fund will not invest greater than 15% of its net assets in such securities. As stated in the Fund’s SAI, the Sub-advisor, under the oversight of the Fund’s Board, will consider a number of factors when determining the liquidity of a CLO, or any other security, purchased by the Fund. Such factors include, but may not be limited to: a) frequency of trading and availability of quotations; (b) the number of dealers willing to purchase or sell the security and the availability of buyers; (c) the willingness of dealers to be market makers in the security; and (d) the nature of trading activity including (i) the time needed to dispose of a position or part of a position and (ii) offer and solicitation methods.

The Fund does not intend to invest in CDOs.

Performance
2.	Explain in the response letter, based on the condition set forth in the MassMutual Institutional Funds, SEC No-Action Letter (September 28, 1995), how the Fund’s objective, policies, guidelines and restrictions are materially equivalent to those of the predecessor fund when the predecessor fund had approximately 40% in collateralized loan obligations (“CLOs”) as reflected in the December 31, 2014 audited financial statements and given the Fund’s investment limit of 15% of its assets in CLOs.

Response: The predecessor fund’s investments in CLOs at December 31, 2014 were a high water mark. The average CLO weight from the predecessor fund’s inception, July 31, 2009, through November 30, 2015 has been approximately 10.4%. Therefore, the Registrant believes the Fund’s objective, policies, guidelines and restrictions are materially equivalent to those of the predecessor fund.

3.	In the prospectus, state the name of the adviser to the predecessor fund. In the response letter, confirm that Braddock Financial LLC, the Fund’s sub-advisor, will be primarily responsible for managing the Fund.

Response: The following disclosure has been added to the prospectus:

“Braddock Financial LLC (formerly “Braddock Financial Corporation”) was the investment adviser to the Predecessor Account.”

Further, the Registrant confirms that Braddock Financial LLC will be primarily responsible for managing the Fund.

Average Annual Total Returns
4.	Confirm in your response letter that the performance calculations for the Class A shares are adjusted to reflect the maximum sales load.

Response: The Registrant confirms that the performance calculations for the Class A shares reflect the maximum sales load.

5.	Please disclose information about the Fund’s second index, the Bank of America Merrill Lynch U.S. Cash Pay U.S. High Yield Index, the narrative explanation accompanying the bar chart and table in accordance with Item 4(b)(2)(i) and Instruction (2)(b).

Response: The Registrant has provided the requested information.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Risks of Investing
6.	The 5th sentence under the heading “Cash and Temporary Defensive Positions” states “Temporary defensive periods may extend for a considerable period of time.” Please explain how taking a temporary defensive position for a considerable amount of time is consistent with being a temporary defensive position.

Response: The sentence has been deleted from this paragraph.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rita Dam (626-914-1041) or Diane Drake (626-385-5777) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake

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